Exhibit 99.1
Qiao Xing Universal’s Subsidiary Qiao Xing Mobile Announces Share
Repurchase Program
HUIZHOU, Guangdong, China, September 17 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that the board of directors of its subsidiary Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile”) has approved a share repurchase program. Under the terms of the approved program, Qiao Xing Mobile may repurchase up to an aggregate of US$20 million worth of its issued and outstanding shares from time to time in open-market transactions on the NYSE Euronext.
The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares and other factors. Qiao Xing Mobile expects to implement this share repurchase program over the next 12 months in a manner consistent with market conditions and the interest of the shareholders. Qiao Xing Mobile’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Qiao Xing Mobile plans to fund repurchases made under this program from available working capital.
Mr. Wu Zhi Yang, Vice Chairman of the Company and Chairman of Qiao Xing Mobile, commented, “The approval of the share repurchase program by our board of directors reflects our ongoing commitment to increase shareholder value and confidence that the current share price levels do not reflect our current potential value. In addition, we strongly believe that our available cash resources will allow us to implement a share repurchase program while continuing to pursue growth opportunities.”
Mr. Wu Rui Lin, Chairman of XING, commented, “At the parent company level, we are also considering any appropriate measure for the best interest of our shareholders.”
About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. XING’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd. (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 17, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone,Inc
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.